UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

MEDIAMIND TECHNOLOGIES INC.

(Name of Subject Company (Issuer))

DG ACQUISITION CORP. VII

(Offeror)

a wholly-owned subsidiary of

DG FASTCHANNEL, INC.

(Parent of Offeror)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58449C 100

 (CUSIP Number of Class of Securities)

Scott K. Ginsburg

Chief Executive Officer

DG FastChannel, Inc.

750 West John Carpenter Freeway, Suite 700

Irving, Texas 75039

(972) 581-2000

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

William P. O’Neill

Latham & Watkins LLP

555 Eleventh Street, NW, Suite 1000

Washington, D.C. 20004

Tel: (202) 637-2200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$520,951,627.00	$60,482.48

(1)

Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 25,456,940 shares of common stock, par value $0.001 per share, of MediaMind at a purchase price of $22.00 per share. Such number of shares consists of (i) 19,528,764 shares of common stock issued and outstanding as of June 22, 2011, and (ii) 5,928,176 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and warrants to acquire MediaMind shares.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Fee Rate Advisory #5 for Fiscal Year 2011, equals $116.10 per million of the transaction valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

	Amount Previously Paid: $60,482.48	Filing Party: DG FastChannel, Inc.
	Form of Registration No.: Schedule TO	Date Filed: June 24, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☒	Third-party tender offer subject to Rule 14d-1.
	☐	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (“SEC”) on July 25, 2011, amends and supplements the Tender Offer Statement on Schedule TO filed on June 24, 2011 (the “Schedule TO”), as amended by Amendment No. 1 filed on June 28, 2011 (“Amendment No. 1”), related to the offer by DG Acquisition Corp. VII, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of DG FastChannel, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of MediaMind Technologies Inc., a Delaware corporation (“MediaMind”), at a purchase price of $22.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively.  The Schedule TO (including the Offer to Purchase) filed with the SEC by Parent and the Purchaser on June 24, 2011 and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by MediaMind on June 24, 2011, contain important information about the Offer.  The Offer was made pursuant to the Agreement and Plan of Merger, dated as of June 15, 2011, by and among Parent, the Purchaser and MediaMind.

Documentation relating to the Offer has been mailed to MediaMind stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO (as amended by Amendment No. 1), except those items as to which information is specifically provided herein.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 11.

Item 11 of the Schedule TO is amended and supplemented by adding the following text to such Item:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on Friday, July 22, 2011.  The Depositary has advised that, as of the expiration time, an aggregate of 18,168,978 Shares (including approximately 3,055,756 Shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 93.4% of the total outstanding Shares.  Therefore, the Minimum Condition has been satisfied.  All Shares that were validly tendered and not properly withdrawn have been accepted for purchase by the Purchaser.  The Purchaser will promptly pay for such Shares at the Offer Price.

Parent intends to promptly effect a short-form merger under Delaware law and, as a result, MediaMind will become a direct, wholly-owned subsidiary of Parent.

As a result of the Merger, any Shares not tendered in the Offer (other than Shares, if any, owned by Parent, the Purchaser or their subsidiaries or affiliates, or MediaMind or by its stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be cancelled and converted into the right to receive the same $22.00 in cash per Share, without interest, that was paid in the Offer.

Additionally, as a result of the Merger, (i) each vested and exercisable Option shall be cancelled and terminated and converted at that time into the right to receive an amount in cash, without interest thereon, equal to the excess, if any, of the Offer Price over the per Share exercise price of the Option for each Share subject to the Option, (ii) each Option that is outstanding and not then vested and exercisable that is held by a non-employee director of MediaMind shall be cancelled and terminated and converted at that time into the right to receive an amount in cash, without interest, equal to the excess, if any, of the Offer Price over the per Share exercise price of such Option for each Share subject to such Option and (iii) each Option that is outstanding and not then vested and exercisable, other than those held by a non-

employee director of MediaMind, shall be converted into an option to purchase the number of common shares of Parent equal to that number of Shares subject to such Option immediately prior to the effective time of the Merger multiplied by a rollover exchange ratio.  In addition, as a result of the Merger, each unexpired and unexercised warrant to purchase Shares (whether settled in cash or Shares) will be cancelled and, in exchange for such warrant, each former holder of cancelled warrants shall be entitled to receive a cash payment equal to the total number of Shares previously subject to the warrant multiplied by the amount by which the Offer Price exceeds the exercise price per share of the warrant.

Following the Merger, the Shares will cease to be traded on the NASDAQ Global Select Market.

The full text of the press release issued by Parent announcing the completion of the Offer is attached hereto as Exhibit (a)(5)(1) and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

Exhibit	Exhibit Name

(a)(5)(1)	Press Release issued by Parent on July 25, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DG ACQUISITION CORP. VII

	By:	/s/ Omar A. Choucair
Name: Omar A. Choucair
Title: Secretary and Treasurer

DG FASTCHANNEL, INC.

	By:	/s/ Omar A. Choucair
Name: Omar A. Choucair
Title: Chief Financial Officer

Date: July 25, 2011

INDEX TO EXHIBITS

(a)(1)(A)*	Offer to Purchase, dated as of June 24, 2011.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)*	Press Release issued by Parent on June 16, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on June 16, 2011).

(a)(1)(G)*	Transcript of conference call of Parent and MediaMind executives with investors held on June 16, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on June 20, 2011).

(a)(1)(H)*	Summary Advertisement published on June 24, 2011.

(a)(1)(I)*	Press Release issued by Parent on June 27, 2011.

(a)(5)(1)**	Press Release issued by Parent on July 25, 2011.

(d)(1)*

Agreement and Plan of Merger, dated as of June 15, 2011, among Parent, the Purchaser and MediaMind (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the SEC on June 16, 2011).

(d)(2)*

Tender and Voting Agreement, dated as of June 15, 2011, among Parent and certain stockholders of MediaMind (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Parent with the SEC on June 16, 2011).

(d)(3)*	Confidentiality Agreement, dated as of April 16, 2011, by and between MediaMind and Parent.

(d)(4)*

Senior Credit Facility Commitment Letter, dated June 15, 2011, from JPMorgan Chase Bank, National Association, J.P. Morgan Securities LLC, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated to Parent.

*	Previously filed.
**	Filed herewith.